Filed pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplement
dated February 8, 2010
(to Prospectus dated January 8, 2010)
Registration Statement No. 333-163067
Toreador Resources Corporation

Pricing Term Sheet — February 9, 2010

3,000,000 Shares of Common Stock

Public offering price	$8.50 per share

Option to purchase additional shares	450,000 shares (30 days)

Proceeds to the Company, net of underwriting discounts and commission and estimated expenses	$23.5 million (excluding option to purchase additional shares) or $27.2 million (including exercise the option to purchase additional shares in full)

Trade Date	February 9, 2010

Settlement Date	February 12, 2010

The NASDAQ Global Market Symbol	TRGL

Joint Book-Running Managers	RBC Capital Markets Corporation Thomas Weisel Partners LLC

Capitalization

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis,

•	as adjusted to reflect (i) the closing of the sale of Toreador Turkey Ltd. on October 7, 2009, (ii) the repurchase in October 2009 of approximately $9 million outstanding principal amount of the 5.00% Convertible Senior Notes and (iii) the Convertible Notes Exchange, and

•	as further adjusted to reflect the receipt by us of net proceeds from the sale of 3,000,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated expenses of this offering.

	September 30, 2009
	Actual	As adjusted	As further adjusted
		(unaudited)

	(in thousands)

Cash and cash equivalents	$10,626(1)	$20,219	$43,744(2)

5.00% Convertible Senior Notes	$63,592	$32,385	$32,385

8.00%/7.00% Convertible Senior Notes	$—	$31,631	$31,631

Total debt	$63,592	$64,016	$64,016
Stockholders’ equity:
Common stock, $0.15625 par value, 30,000,000 shares authorized	3,470	3,470	3,939
Additional paid-in capital	160,782	147,911	172,942
Accumulated deficit	(162,428)	(143,975)	(143,975)
Accumulated other comprehensive income	32,206	10,658	10,658
Treasury stock at cost	(2,534)	(2,534)	(2,534)

Total stockholders’ equity	31,496	15,530	41,030
Total capitalization	$95,088	$79,546	$105,046

(1)	As of February 3, 2010, we had cash of approximately $16.1 million.

(2)	Pending the application of the net proceeds from the offering to repay our 5.00% Convertible Senior Notes.

Adjustment to Conversion Rate of New Convertible Senior Notes	As a result of this offering, the conversion rate of the Company’s 8.00%/7.00% Convertible Senior Notes due 2025 (the “New Convertible Senior Notes”) was adjusted from the initial conversion rate of 72.9927 shares of common stock per $1,000 principal amount of New Convertible Senior Notes (which is equivalent to a conversion price of approximately $13.70 per share) to a new conversion rate of 98.0392 shares of common stock per $1,000 principal amount of New Convertible Senior Notes (which is equivalent to a conversion price of approximately $ 10.20 per share).
Toreador Resources Corporation has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Toreador Resources Corporation has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by calling (212) 428-6670 (RBC Capital Markets) or (415) 364-2720 (Thomas Weisel Partners LLC).
This free writing prospectus relates only to the securities described above and should be read together with the preliminary prospectus dated February 8, 2010 and the prospectus dated January 8, 2010 relating to these securities.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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